HESS CORPORATION
1185 Avenue of the Americas
New York, NY 10036
JOHN P. RIELLY
Senior Vice President
and Chief Financial Officer
(212) 536-8230
(212) 536-8502 FAX
December 2, 2011
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-1090

Re:	Hess Corporation (the Corporation) Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 25, 2011 Response Letter Dated October 11, 2011 File No. 1-01204
Dear Mr. Schwall:
     Thank you for your letter of November 22, 2011. Following are our responses to your comments. For your convenience, our responses are reflected under each sub-bullet to the comment received in your November 22, 2011 letter.
Form 10-K for the Fiscal Year Ended December 31, 2010
Note 2 — Acquisitions and Divestitures, page 57
1.	In regards to the goodwill recognized in the acquisition of the Valhall and Hod fields, please tell us how you intend to account for the goodwill in future periods including:
•	the reporting unit to which the goodwill will be assigned for purposes of impairment testing;
-	For purposes of impairment testing, the reporting unit to which the Corporation has assigned goodwill arising from the acquisitions of the Valhall and Hod fields is the Exploration and Production operating segment. This assignment of goodwill to the Exploration and Production operating segment is in accordance with the Corporation’s accounting policy disclosed in Note 1 Summary of Significant Accounting Policies — Impairment of Goodwill on page 55 of the Corporation’s 2010 Form 10-K.

•	your expectations of impairment in future periods (e.g. whether the reduction in the fair value of the reporting unit is expected to decline in correlation to the depletion of the reporting unit’s oil and gas reserves); and,
-	As stated above, the goodwill recognized from the acquisitions of the Valhall and Hod fields was assigned to the Exploration and Production operating segment. Factors that would lead to a decrease in the fair value of the Corporation’s Exploration and Production operating segment, and potentially an impairment of goodwill, include a significant extended decline in crude oil and natural gas prices or a significant reduction in reserve estimates for the operating segment. These factors are disclosed under “Impairment of Long-Lived Assets and Goodwill” in the Critical Accounting Policies section of Management’s Discussion and Analysis on page 38 of our 2010 Form 10-K. Other factors that could impact the fair value of the Corporation’s Exploration and Production operating segment are disclosed under Section 1A Risk Factors Related to Our Business and Operations, which begins on page 14 of our 2010 Form 10-K.
With respect to your parenthetical example, we supplementally advise that in the Overview section of Management’s Discussion and Analysis on page 22 in our 2010 Form 10-K, the Corporation disclosed that its Exploration and Production strategy is to profitably grow reserves and production. We intend to accomplish this objective through the reinvestment of our future cash flows in the Exploration and Production operating segment. As a result, the Corporation expects that its total oil and gas reserves will grow over time, subject to the risk factors described above. However, if total reserves were to decrease significantly, the Corporation would perform the appropriate goodwill impairment testing.
•	whether you intend to test the goodwill for impairment in between annual tests (i.e. tell us whether the production and depletion of reserves in a fiscal quarter, or a reduction in the price of oil and gas during a fiscal quarter, will be considered an event or change in circumstances that more likely than not reduces the fair value of a reporting unit below its carrying amount and thus require an impairment test for that fiscal quarter)
-	As disclosed in Note 1 Summary of Significant Accounting Policies - Impairment of Goodwill on page 55 of our 2010 Form 10-K, the Corporation tests goodwill for impairment annually in the fourth quarter or when events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable.
Supplementally, we advise that depletion of reserves solely related to normal operating production in a quarter is not an indicator that would trigger testing for impairment of goodwill. A significant decline in crude oil and natural gas prices within a quarter that was expected to continue for an extended period of time or a significant reduction in total oil and gas reserves of the Exploration and Production operating segment would be events or changes in circumstances that could trigger an additional goodwill impairment test.

* * * * * * *
As requested by the Staff, we acknowledge the following:
•	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would be happy to provide you with any additional information to assist you with your review. In addition, please do not hesitate to contact me at (212) 536-8230 with any questions.

Sincerely yours,
/s/John P. Rielly
John P. Rielly
Senior Vice President and Chief Financial Officer

cc:	John Cannarella James Giugliano Norman von Holtzendorff Alexandra Ledbetter

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